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MAR [illegible] 2020

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[illegible] EPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-52463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crestone Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1048 Pearl Street, Suite 450

(No. and Street)

Boulder	CO	80302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicole Goethals 303-442-4447

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

8181 East Tufts Avenue, Suite 600	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew Wiles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crestone Securities LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer

Title

JORDYN DAME
Notary Public
State of Colorado
Notary ID # 20184048027
My Commission Expires 12-18-2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTONE

CRESTONE SECURITIES LLC

Financial Statements
and
Independent Auditors' Report

December 31, 2019

CRESTONE SECURITIES LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member and Manager
Crestone Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crestone Securities LLC as of December 31, 2019 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crestone Securities LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crestone Securities LLC's management. Our responsibility is to express an opinion on Crestone Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crestone Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Crestone Securities LLC's financial statements. The supplemental information is the responsibility of Crestone Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Crestone Securities LLC's auditor since 2007.
Denver, Colorado
February 18, 2020

CRESTONE SECURITIES LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	273,316
Deposit with clearing broker		50,000
Accounts receivable - related party		14,920
Prepaid expenses		20,163
Total assets		358,399
Liabilities & Member's Equity		
Liabilities		-
Member's equity		358,399
Total liabilities & member's equity	$	358,399

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Commissions fees	$	1,882,522
Service fees - related party		576,000
Total Revenue		2,458,522
Expenses		
Trading fees		170,927
Management fees- related party		168,000
Software fees		44,260
Brokerage fees		33,385
Professional fees		14,000
Total Expenses		430,572
Net Income	$	2,027,950

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Member's Equity	
Balance - December 31, 2018	$ 145,159
Distributions to Member	(1,814,710)
Net income	2,027,950
Balance - December 31, 2019	**$ 358,399**

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	2,027,950
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(3,460)
Increase in prepaid expenses		(566)
Net cash provided by operating activities		2,023,924
Cash flows from financing activities		
Distribution to member		(1,814,710)
Net cash used in financing activities		(1,814,710)
Net increase in cash		209,214
Cash and restricted cash - beginning of year		114,102
Cash and restricted cash - end of year	$	323,316

Cash		273,316
Deposit with clearing broker		50,000
Total cash and restricted cash	$	323,316

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Crestone Securities LLC (the "Company") is a Colorado limited liability company and is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company was formed on January 4, 2000 and commenced operations in August 2000. The Company's sole member is Crestone Capital, LLC. The Company serves as the broker-dealer for certain security trades executed in portfolios managed by an affiliate of its sole member.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that its clearing broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the clearing broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of entities affiliated through common ownership. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 2). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated with unaffiliated parties.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company had no cash equivalents as of December 31, 2019.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and deposits with the clearing broker. The Company places its temporary cash investments and deposits with the clearing broker, which management believes is a high-credit, quality financial institution.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, deposit with the clearing broker, and other assets approximated fair value as of December 31, 2019 because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Deposit With the Clearing Broker

Deposit with the clearing broker includes funds deposited with the clearing broker to offset certain risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

The Company generates two types of revenue: sales-based commission fee revenue that is recognized at the point of sale on the trade date and service fee revenue that is recognized over time as earned.

Revenue earned from commissions fees is derived from trade commissions and distribution fees relating to securities transactions executed in portfolios managed by an affiliate of its sole member. Principal transactions are recorded on a trade-date basis and primarily represent riskless principal transactions in which the Company, after receiving an order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to complete the order.

Service fee revenue relates to a service agreement with an affiliate of the sole member in which the Company has agreed to provide brokerage services. The revenue is recognized on a monthly basis as brokerage services are performed, in accordance with the terms of the service agreement.

Income Taxes

The Partnership follows the guidance in ASC Topic 740, Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and requires expanded tax disclosures. The Partnership is taxed as a limited partnership, which is not subject to federal income tax but may be subject to certain state taxes and has no significant uncertain tax positions. The Partnership accrues all interest and penalties under relevant tax laws as incurred.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through February 18, 2020, which is the date the financial statements were available to be issued. There were no material subsequent events requiring recognition or additional disclosure as of that date.

Note 2 - Related Party Transactions

As discussed in Note 1, the Company serves as the broker-dealer for an affiliate of its sole member. All of the Company's revenue is derived from trade commissions and distribution fees relating to securities transactions executed in portfolios managed by an affiliate of its sole member and from service fee revenue as described below. The Company charged commissions on trades executed for investors of an affiliate for the year ended December 31, 2019 in the total amount of $1,882,522.

The Company entered into a service fee agreement with an affiliate of its sole member in which the Company has agreed to provide brokerage services in exchange for a monthly fee of $48,000. Service fees earned for the year ended December 31, 2019 were $576,000.

The Company has a management agreement with its sole member whereby the Company is provided office space and administrative support for a monthly fee of $14,000. The Company incurred $168,000 of expenses under the agreement for the year ended December 31, 2019, all of which was paid during 2019.

The Company provides trading services for related parties in which the trades and wires are processed through the Company's clearing broker. Accounts receivable – related party represents $14,920 owed to the Company from an affiliate of its sole member for reimbursement of fees incurred during 2019 from providing these trading services.

The Company distributed $1,814,710 during the year to its sole member.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital at December 31, 2019 was $338,236. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's indebtedness to net capital ratio was 0 to 1 as of December 31, 2019.

Note 4 - Contingencies

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's clearing deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net Capital

Total member's equity	$	358,399
Deductions		
Non-allowable assets – prepaid expenses		(20,163)
Net capital		338,236
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000

Aggregate Indebtedness

Excess net capital	$	333,236
Aggregate indebtedness	$	0
Ratio of aggregate indebtedness to net capital		0%

Note: There are no differences in the above computation of net capital pursuant to SEC Rule 15c3-1 and the corresponding computation as filed by the Company with the unaudited Form X-17a-5 as of December 31, 2019.

Report of Independent Registered Public Accounting Firm

To the Member and Manager
Crestone Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crestone Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crestone Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Crestone Securities LLC stated that Crestone Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Crestone Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crestone Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Denver, Colorado
February 18, 2020

Crestone Securities LLC
EXEMPTION REPORT

Crestone Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 for the fiscal year ended December 31, 2019.

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the fiscal year ended December 31, 2019 without exception.

Crestone Securities LLC

I, Matthew Wiles, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Chief Operating Officer
Crestone Securities LLC

February 18, 2020

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Member and Manager
Crestone Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Crestone Securities LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Crestone Securities LLC for the year ended December 31, 2019, solely to assist you and SIPC in evaluating Crestone Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Crestone Securities LLC's management is responsible for Crestone Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Denver, Colorado
February 18, 2020